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                                                                October 22, 1999

Condev Land Growth Fund '86, Ltd.
Third Quarter 1999

Dear Limited Partner:

The financial statements of the Partnership for the third quarter of 1999 are on the reverse side hereof. There were no sales of property and no distributions to limited partners during the quarter. As of September 30, 1999, the net asset value (book value) per unit of limited partner interest was $250.24. As of this date, the Partnership owned or had an interest in two properties:

NASA Causeway, Titusville. This property continues to be under contract with an
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investor who is developing the site for retail users. The buyer has made a
$30,000 non-refundable deposit on the contract, and is proceeding with applications for development permits. The contract provides that the closing may be extended by the buyer for up to six months upon payment of an agreed monthly extension fee. If all extensions are requested, closing would be February 1, 2000.

West Hwy 50, Lake County. On September 17, 1999, West 50 Joint Venture, which is
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59% owned by Condev Land Growth Fund `86, Ltd. and 41% by Condev West 50, Ltd.,
entered into a contract for the sale of this entire property. Terms of the contract include an inspection period until November 18, and closing on or before December 5, 1999. The prospective buyer is currently conducting its due diligence investigation of the property. Because of the short inspection period and closing under this contract, the Partnership has suspended the improvements to the property which include the extension of sewer and water service to the site, and construction of both on site and off site access improvements. Permits for these improvements will be assigned to the buyer at closing, or construction will be reactivated if closing does not occur.

Please feel free to contact the Investor Relations office if you have any questions or would like additional information concerning your investment.

Sincerely yours,


CONDEV ASSOCIATES